Tallgrass Energy Partners, LP

6640 W. 143rd Street, Suite 200

Overland Park, KS 66223

April 8, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Tallgrass Energy Partners, LP Registration Statement on Form S-1 Filed March 28, 2013 File No. 333-187595

Ladies and Gentleman:

Set forth below are the responses of Tallgrass Energy Partners, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 3, 2013, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Partnership is concurrently filing Amendment No. 1 to the Form S-1 (the “Registration Statement”) via EDGAR. Six marked copies of the amendment are included to facilitate your review.

Prospectus Summary, page 1

Tallgrass Development, page 4

1.	We note your response to comment 10 in our letter dated March 12, 2013 and the fact that pursuant to the omnibus agreement you will have the right of first offer with respect to the Retained Assets. However, it does not appear that Tallgrass Development is under any obligation to offer these assets to you. We further note that it is uncertain when any such assets would be offered to you. Accordingly, we continue to believe that the assets described in this section do not appear to currently be relevant to the operation of your business and should not be described in detail. Please revise to substantially reduce the disclosure pertaining to these assets.

Response: In response to the Staff’s comment, we have revised the descriptions of the Retained Assets on pages 4, 5 and 139 of the Registration Statement to substantially reduce the disclosure pertaining to these assets. In light of our contractual right of first offer to acquire the Retained Assets from Tallgrass Development, we believe that disclosures providing basic details regarding the physical characteristics and geographic location of the Retained Assets is appropriate and relevant to potential investors because these assets represent a source of material growth for our business. In addition, as previously described on page 113 of the Registration Statement, we have provided management’s current expectations regarding the potential timing that such assets may be offered to us. With respect to the Pony Express Project, we also believe that it is important to distinguish between the Pony Express Assets (which are being taken out of gas service) and the Pony Express Project (which includes the oil conversion project and expansion that will be performed by Tallgrass Development) in order to avoid potential confusion by investors and also to explain why, as a development project requiring significant capital expenditures before stable cash flows are achieved, the Pony Express Project is not presently suitable for our business objectives, as described on page 2 of the Registration Statement. Finally, as noted on pages 2, 5, 8, 136 and 139 of the Registration Statement, although Tallgrass Development is not obligated to actually sell us the Retained Assets, we believe Tallgrass Development is incentivized to do so, given the significant economic interest in us held by Tallgrass Development and its affiliates.

Use of Proceeds, page 65

2.	We note the structuring fee and offering expenses have been excluded from your estimated net proceeds. Item 504 of Regulation S-K requires disclosure of the intended use of the “net” proceeds after deducting expenditures associated with the offering. Please explain why these fees and expenses were excluded or revise.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include the structuring fee and offering expenses in our calculation of the estimated net proceeds. Please see pages 14, 65 and 67 of the Registration Statement.

3.	Please refer to your response to comments 19, 25 and 31 in our letter dated March 12, 2013, for example, and the disclosure you state was revised. When amending your filings in response to our comments, please ensure the marked copy submitted on Edgar shows all changes from the prior amendment in accordance with Rule 310 of Regulation S-T.

Response: We acknowledge the Staff’s comment and will undertake to ensure all marked copies submitted on Edgar for future amendments comply with Rule 310 of Regulation S-T. In addition, we have supplementally provided six marked copies of the Registration Statement in hard copy to facilitate your review.

Capitalization, page 66

4.	We note your disclosure within Liquidity and Capital Resources on page 119 that you will sweep any cash balances prior to the completion of the offering and make an equity distribution to Tallgrass Operations. Please add a footnote to your table explaining the zero cash balances and the planned distribution. Further, please tell us what consideration was given to SAB Topic 1B.3 regarding this planned equity distribution.

Response: We have revised the Registration Statement to add footnote 2 to the table on page 66 and to clarify the disclosure on pages 120 and 121. We acknowledge SAB Topic 1B.3 and considered the guidance in preparing the Registration Statement. The cash balances that are swept daily and periodically settled as cash distributions are a function of the centralized cash management system utilized by Tallgrass Development prior to the completion of this offering. This centralized cash management system represents a means of centrally pooling the operating cash flows of subsidiaries of Tallgrass Development and is not a distribution in contemplation of this offering. We do not believe that the guidance of SAB Topic 1B.3 is applicable to the planned cash sweeps and distributions to Tallgrass Development prior to this offering because, after the completion of the offering, we will no longer participate in this centralized cash management system with Tallgrass Development and will only make equity distributions to Tallgrass Development under the terms of our partnership agreement as described in the Registration Statement.

Dilution, page 67

5.	We note your response to comment 20 in our letter dated March 12, 2013. You disclose that the pro forma net tangible book value per unit before the offering will be determined based on predecessor historical capital. In this regard, predecessor historical capital of $572 million as disclosed on page F-12 includes intangible assets and does not include, for example, the payment to Tallgrass Development. Please revise to reflect your dilution presentation and calculation in accordance with Item 506 of Regulation S-K.

Response: We have revised the Registration Statement as requested. Please see pages 68 and 69 of the Registration Statement.

Our Cash Distribution Policy and Restrictions on Distributions, page 69

Estimated Cash Available for Distribution for the Twelve-Month Period Ending June 30, 2014, page 74

6.	We note your response to comment 25 in our letter dated March 12, 2013. You state you are hopeful of being able to market and close the offering prior to May 14, 2013 and that the most relevant forecast is the one that covers the first four quarterly distributions to be made to investors in the offering which will be the distributions for the four quarters ending June 30, 2014. On page 71 you disclose that your first distribution will be adjusted for the period from the closing of the offering through an undisclosed date. If you close the offering prior to May 14, 2013, we assume the first distribution would be adjusted from the date of closing through June 30, 2013 in which case the most relevant forecast would cover the four quarters ended March 31, 2014. If our assumption is not correct, please explain. Otherwise, please revise your forecast period accordingly and/or your disclosure on page 71 regarding your first distribution.

Response: Assuming that we are able to market and close the offering prior to May 14, 2013, the Staff’s assumption is correct that the first distribution would be adjusted from the date of closing through June 30, 2013. We believe that a forecast covering the four quarters ended June 30, 2014, as included in our most recent filing, is the most relevant because it provides investors with a forecast of our cash available for distribution for the first four full quarters in which investors would own units, and also would provide investors with a forecast for a period that better represents our anticipated runrate performance going forward, as it incorporates visible developments in our operations such as the ongoing expansion projects at TMID, which we expect to be completed in the second half of 2013 and from which we expect to generate additional cash flow in late 2013 and in the first and second quarters of 2014. We also respectfully submit that other master limited partnership registrants, including MPLX LP and Inergy Midstream, LP, have included the same forecast period with similar offering timelines relative to a quarter-end date. In response to the Staff’s comment, we expanded our disclosure to include additional detail of our anticipated revenues during the forecast period, showing our segment revenues and firm and interruptible transportation revenues for our Gas Transportation and Storage segment. Please see pages 77, 82, 83 and 85 of the Registration Statement.

Assumptions and Considerations, page 77

Pony Express Abandonment Adjustments, page 78

7.	We note your response to comment 26 in our letter dated March 12, 2013 and reissue this comment. Please revise to describe this reimbursement in more detail, including whether the Reimbursable Transportation Costs include contracts you execute after the contribution date and before the Pony Express Abandonment and whether you will be entitled to reimbursement if existing customers renew.

Response: We are concurrently filing the Pony Express PSA as an exhibit to the Registration Statement, and believe that the agreement will allow the Staff to better understand the comprehensive scope of the disclosure in the Registration Statement. Section 3 of the Pony Express PSA provides the entirety of the contractually committed consideration to be paid to TIGT by Tallgrass Development (through its Pony Express subsidiary) for the Pony Express Assets. We believe the Registration Statement contains a complete description of the material terms of the payments to be made to Tallgrass Interestate Gas Transmission, LLC, including the Reimbursable Transportation Costs, pursuant to the terms of the Pony Express PSA.

We expect that as part of any order received from the FERC that approves the Pony Express Abandonment, the FERC will specify certain conditions that must be accepted in order for the abandonment to proceed. Among those conditions will likely be an identification of the existing firm transportation customers on the Pony Express Assets for which Reimbursable Transportation Costs must be paid by Tallgrass Development and the renewal periods (for a period not to exceed ten years) for which the reimbursement obligation will continue. For example, the FERC may identify the date of its approving order (or the date when the order is accepted by TIGT, or possibly some other date) as the date for determining the list of firm transportation customers to which the reimbursement obligation will apply. However, since the FERC has broad latitude to craft its approval order in a manner it believes to be in the public interest, it is not possible to specify currently the exact parameters of the reimbursement obligation, other than the limitations and obligations set forth in the Pony Express PSA, which have been described. For this reason we added disclosure in response to the Staff’s previously issued comment indicating that Tallgrass Interestate Gas Transmission, LLC and Tallgrass Development expect to amend the Pony Express PSA as required to make it consistent with any approving conditions that are stipulated by the FERC.

We would like to call the Staff’s attention to an additional item that is reflected in the Pony Express PSA. The dollar amounts of the estimated reimbursements to be made to TIGT (as reflected in Section 3 of the Pony Express PSA) were estimates that were made as of August 1, 2012. The Pony Express PSA clearly indicates that these are only estimated amounts. In preparing the Registration Statement, we have updated those estimates to provide the best information that is currently available. For this reason the reimbursement estimates in the Pony Express PSA do not precisely match the corresponding estimates provided in the Registration Statement. We believe that the presentation in the Registration Statement of our current estimates, as opposed to the estimates from August 2012, provides the most meaningful disclosure to potential investors.

Processing Segment Revenues, page 83

8.	We note your response to comment 30 in our letter dated March 12, 2013. Please briefly describe the reasons that you believe that the contribution to gross margin from your fee-based contracts is expected to increase to 28% in the 12-month period ending June 30, 2014 from 20% for the year ended December 31, 2012.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 85 and 86 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 106

9.	We note your response to comment 34 in our letter dated March 12, 2013. Please also revise pages 132-133 to indicate that many of the statements under “Key Areas of Operation” are based upon materials provided by Woods Mackenzie.

Response: We have revised the Registration Statement as requested. Please see pages 134 and 135 of the Registration Statement.

Notes to Unaudited Pro Forma Financial Data, page F-6

2. Pro Forma Adjustments and Assumptions, page F-6

10.	We note your response to comment 44 in our letter dated March 12, 2013. Please revise your pro forma financial information, as well as disclosures throughout the filing, to disclose the final terms of your new credit facility prior to effectiveness including terms of repayment.

Response: We acknowledge the Staff’s comment and advise the Staff that we are currently finalizing the terms of our new credit facility. We confirm that we will update our pro forma financial information, as well as disclosures throughout the Registration Statement, to disclose the final terms of our new credit facility, including the terms of repayment, once the terms have been finalized.

Combined Financial Statements, page F-10

11.	We note your response to comment 46 in our letter dated March 12, 2013. We also note in response to prior comment 19 you refer to the distribution as a “partial” reimbursement. Please provide us the amount of capital expenditures incurred in connection with the contribution of contributed assets and the amount you expect to reimburse Tallgrass Development. Please tell us whether the reimbursement is entirely for capital expenditures already incurred or whether a portion is for capital expenditures to be incurred. We may have further comment.

Response: The amount of the capital expenditures incurred by Tallgrass Development to which we are referring is the approximate $1.8 billion cash purchase price paid to Kinder Morgan to acquire the portfolio of midstream energy assets in November 2012, including the contributed assets and the Retained Assets. Assuming no exercise of the overallotment option, in exchange for the contributed assets, we expect to deliver consideration to Tallgrass Development in the form of (i) common and subordinated units, (ii) assumption (and repayment) of approximately $400 million of indebtedness assumed from Tallgrass Development and (iii) a reimbursement to Tallgrass Development of approximately $61 million. The approximate $61 million reimbursement is a part of the total consideration paid to Tallgrass Development for the contribution of the assets to us. The approximate $61 million payment is not a reimbursement of any capital expenditures incurred by Tallgrass Development after the acquisition from Kinder Morgan, nor is it a reimbursement of any capital expenditures that Tallgrass Development anticipates after the contribution of TIGT and TMID to us.

Notes to Combines Financial Statements, page F-15 Note

3. Business Combination, page F-23

12.	We note that of the $1.8 billion cash paid by TD to acquire certain assets from KMP, $573.2 million was allocated to TIGT and TMID. This resulted in significant goodwill of approximately $302 million. First, please explain to us how TD determined the allocation of the purchase price to TIGT and TMID; and second, please explain in detail how you determined the allocation among the assets acquired and liabilities assumed, specifically focusing on property, plant and equipment, as it relates to TIGT and TMID. In your response, please advise us of your valuation methodologies. If you used a discounted cash flow approach, tell us your key assumptions such as discount rate(s) and how you determined your weighted average cost of capital if you used that as your discount rate. Please provide in detail the basis for these assumptions. Tell us whether recent sales of similar types of assets were used in any fashion to value or justify derived-valuation approaches. If not, please tell us whether you used replacement cost less a provision for accumulated depreciation as a check on derived-valuations. Lastly, please tell us how you treated this transaction for tax purposes, that is, whether the transaction is being treated as an asset acquisition or otherwise. We may have further comment.

Response: In response to the Staff’s comment, we supplementally provide the following information regarding the allocations of the $1.8 billion cash paid by TD as it relates to TIGT and TMID.

The Valuation Methodology

A discounted cash flow (“DCF”) analysis based on forecasted operating projections from Fiscal Year Ended (“FYE”) December 31, 2012 through FYE December 31, 2030, where a terminal year calculation was applied, was initially performed on the combined businesses included in the acquisition price. An internal rate of return (“IRR”) was calculated to determine the implied required rate of return of the overall transaction. This analysis indicated a required rate of return of 9.2% for this transaction, which set the total business enterprise value of the combined businesses equal to the economic purchase price of $3.32 billion.

In order to allocate value among the individual reporting units acquired (such as TIGT and TMID), DCF analyses on a reporting unit level were conducted based on the same projection period as was applied to the overall DCF analysis. The discount rates for the different reporting units were then selected based on the individual risk profiles associated with each of the reporting units relative to that of the overall transaction, which had an IRR of 9.2%.

Determination of Discount Rates

Three Reporting Units were comprised of regulated pipelines (TIGT, Trailblazer and REX, with TIGT and Trailblazer being 100% owned and consolidated pipelines and REX being a 50% owned equity method investment) and the fourth Reporting Unit (TMID) was a non-regulated processing and treating business. The concluded discount rate for TIGT and Trailblazer of 8.5% was based on the weighted average cost of capital (“WACC”) for the acquired assets based on an application of the Capital Asset Pricing Model (“CAPM”). The discount rate for TMID was calculated at 9.8% or 1.3% above the WACC. The premium above the WACC reflects the additional risk related to the unregulated nature and the greater commodity exposure associated with a processing and treating business.

The overall calculated weighted average cost of capital was calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure. Our estimate of the pre-tax cost of debt capital was based upon the last twelve months expected return on a twenty-year U.S. Industrial bond rated Baa by Moody’s as of the valuation date. Our estimate of the cost of equity was based on a build-up of the CAPM. The CAPM has been empirically tested and is commonly-used for the purpose of estimating a company’s required return on equity capital.

Allocation of Assets to the Reporting Units

The current GAAP codification, ASC 805, Business Combinations, requires that all assets acquired and liabilities assumed in a business combination must be recorded at acquisition date fair value. Fair value is defined in ASC 820, Fair Value, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The natural gas pipeline operations of TIGT are subject to the rate-setting authority of the FERC and are accounted for pursuant to ASC 980, Regulated Operations. Regulatory overlay adds complexity to the valuation of assets and liabilities in a business combination that involves a regulated operation. When an acquirer is considering the fair value of regulated assets, the cash flows from the assets (and thus the valuation of the assets) may have significant differences depending on whether regulation is incorporated in the measurement. In purchasing a regulated operation, the acquiring company typically evaluates its profit potential based on the expected regulated cash flows. In contrast, an unregulated entity acquiring an individual asset (such as a generating plant) may purchase the plant outside of regulation and would consider valuation based on the plant’s highest and best use. Under ASC 820, the impact of a restriction (such as regulation) on valuation varies sharply depending on where the restriction attaches:

•	If restriction is an attribute of the entity, then restriction is ignored in the valuation of the asset

•	If restriction is an attribute of the asset itself, then restriction should be considered as one of the factors in the valuation of the asset

It is the belief of Tallgrass Development that the regulation of natural gas pipelines attaches to the asset and should be included in the determination of fair value. This is partly based on the fact that the sale and use of the asset outside of regulation is often not legally permissible or economically feasible and that regulation has a direct impact on the use and sale of individual assets. The relationship with the regulator extends beyond governance and attaches directly to the assets of the entity, because of the public interest in their use and disposition. Therefore, regulation is an integral attribute of the individual assets and should be included in the determination of fair value. This is the accounting policy adopted by Tallgrass Development as of November 13, 2012.

In order to determine the allocation among the assets acquired and liabilities assumed, we first determined those assets and liabilities whose book values approximated fair value. These were primarily working capital and other non-current assets and liabilities with the exception of property, plant and equipment, goodwill and allocated debt.

The rate setting provisions currently in place for the regulated operations of TIGT provide revenues derived from costs including a return on investment of net assets and liabilities included in the rate base. Therefore, Tallgrass Development determined that the fair value of regulated property, plant and equipment balances of TIGT approximated their regulatory net book value.

For the unregulated assets acquired (TMID), we did not use recent sales of similar types of assets because an active secondary market with appropriate comparables generally does not exist. Rather, a Cost Approach was conducted determining Fair Value based on a depreciated replacement cost new (“DRCN”). The replacement cost new (“RCN”) for the respective processing and treating assets (TMID) were estimated using industry information for the same or similar assets and IHS Chemical Pep Yearbook 2011.

Adjustments were then made to the replacement cost new estimates to calculate DRCN for the TMID assets. The depreciation assumptions considered both physical deterioration and functional/technological obsolescence for the assets. Depreciation curves were developed based on the assigned useful life and residual value for each asset class, and depreciation was then subtracted from the estimated RCN to estimate the DRCN. The Income Approach was considered to assess whether application of an economic penalty was appropriate. No economic obsolescence penalty was deemed warranted as the overall business enterprise value for the TMID business significantly exceeded replacement cost and the Fair Value of the tangible assets. The goodwill is primarily attributable to (i) strategic location of the assets, including access to key supply sources and major customer demand markets; (ii) the complimentary location of the assets relative to each other and relative to key market areas; (iii) growth opportunities through production growth requiring processing in the Rockies; (iv) future pipelines interconnects and fertilizer and power plant conversions that may potentially provide volume growth opportunities; and (v) a trained workforce.

After allocating value to the property, plant and equipment assets of the individual Reporting Units, any residual value remaining after deductions for assets acquired and liabilities assumed was allocated as the implied value of Goodwill for each of the respective reporting units.

Treatment for Tax Purposes

The transaction with Kinder Morgan was treated as an asset acquisition by Tallgrass Development for tax purposes.

13.	We refer you to footnote (a) on page F-25 which indicates pro forma net income includes an adjustment that gives effect to a reduction in net income to reflect additional depreciation expense associated with the increase in the cost of property, plant and equipment resulting from the allocation of the purchase price to the fair value of the assets. However on pages F-24 and in Note 6, page F-27 property, plant and equipment appears to have decreased as a result allocation of the purchase price. In light of the decrease in property, plant and equipment, please explain the additional depreciation expense referred to in footnote (a).

Response: Our processing and treating assets are unregulated and therefore were written up to their replacement cost values as determined by our valuation process discussed in more detail in our response to comment 12 above, which also resulted in a higher depreciable asset base for the non-regulated assets and a corresponding increase in depreciation expense for those assets.

The acquisition of the regulated pipeline assets and the fair value methodology applied by the Pre-Predecessor resulted in a gross property, plant and equipment value that was lower on a GAAP basis than it was on a regulatory basis. Tallgrass Development utilized the regulatory basis of the regulated assets in the fair value determination for our GAAP basis and the higher regulatory gross property, plant and equipment value results in higher depreciation (as compared to that of the Pre-Predecessor) as we continue to depreciate the regulated property, plant and equipment based on their regulatory gross book value and the FERC approved depreciation rate.

14.	With a view towards transparency, please provide separate disclosure of the fair value of the Pony Express assets to be transferred to TEP and reacquired by TD. In this regard, please expand your disclosure within Management’s Discussion and Analysis to briefly explain why these assets are not being retained by TD.

Response: The fair value of the Pony Express Assets on November 13, 2012 was approximately $88.8 million. Consistent with our policy described in our response to comment 12 above, this amount has been determined from the tangible net regulatory basis of those assets. This amount does not include the future reimbursement amounts required by the Pony Express PSA. We have revised our disclosure on page F-24 to provide separate disclosure of the fair value of the Pony Express Assets. In addition, we have revised our disclosure on page 113 of the Registration Statement to briefly explain why the Pony Express Assets are not being retained by Tallgrass Development.

Note 6. Property, Plant and Equipment, page F-27

15.	Please explain and disclose the decrease in the value of your natural gas pipelines and increase in the value of your processing and treating assets.

Response: At November 12, 2012, the net property, plant and equipment for the regulated assets was higher on a GAAP basis than it was on a regulatory basis. As discussed in more detail in comment 12 above, it is the belief of Tallgrass Development that the regulation of natural gas pipelines attaches to the asset and should be included in the determination of fair value. As part of the new basis of accounting, the regulated basis approximated fair value and our natural gas pipeline balance at November 13, 2012. The December 31, 2012 balances reflect the lower net book regulatory basis plus capital expenditures from November 13, 2012 through December 31, 2012 and we have revised Footnote 6 on page F-27 to include disclosure explaining the changes.

Our non-regulated processing and treating assets were increased to approximate their replacement cost values as determined in accordance with the valuation methodology discussed in more detail in our response to comment 12 above.

Exhibit 23.4 – Consent of Wood Mackenzie

16.	Please revise to provide an express consent of Wood Mackenzie consistent with Securities Act Rule 436. Please also revise to delete the numerous conditions that appear to be disclaimers of liability by Wood Mackenzie for information included in your prospectus and attributed to Wood Mackenzie.

Response: In response to the Staff’s comment, we have revised Exhibit 23.4 to provide an express consent of Wood Mackenzie consistent with Securities Act Rule 436.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045 or Laura Tyson of Baker Botts L.L.P. at (512) 322-2556.

Very truly yours,

TALLGRASS ENERGY PARTNERS, LP

By:	Tallgrass MLP GP, LLC,
its general partner

By:	/s/ Gary J. Brauchle
Gary J. Brauchle Executive Vice President, Chief Financial Officer and Treasurer

cc:	Laura Tyson, Baker Botts L.L.P. David Oelman, Vinson & Elkins L.L.P. George Rider